THIS ANNOUNCEMENT HAS NOT BEEN APPROVED BY THE AUSTRALIAN SECURITIES EXCHANGE (“ASX”) FOR RELEASE ON THE ASX PLATFORM AS THE ASX HAS EXPRESSED CONCERN TO MBT IN RELATION TO THE PROPOSED TRANSACTION AND THE SUITABILITY OF THE COMPANY TO BE LISTED ON THE ASX POST-COMPLETION OF THE TRANSACTION

THE ASX THEREFORE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT

PlayUp Limited and Mission Strike Revised Deal

Mission NewEnergy Limited (ASX: MBT, OTC: MNELF) announces today that it has entered into a revised agreement to acquire PlayUp Limited (“PLA”) on modified terms since striking the original deal announced on 9 April 2018.

The Proposed Transaction

Subject to the approval of the ASX and NASDAQ and regulatory approval requirement detailed below, and if required completion of a funding round of US$40 million, upon the completion of this transaction it is anticipated that the company’s securities will seek to re-comply with both ASX and NASDAQ listing rules resulting in the trading of shares on the NASDAQ stock exchange and the ASX. The ASX has expressed concern to MBT regarding the Proposed Transaction and the suitability of the company for listing on the ASX post completion of the transaction. MBT will continue to liaise with ASX to address these concerns.

A shareholder notice of meeting and prospectus will be issued by Mission with the basic resolutions to:

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Dispose of Mission’s two subsidiaries, Mission Biofuels Sdn Bhd and M2 Capital Sdn Bhd, with all proceeds (cash or shares) to be distributed to Mission’s existing Shareholders or cover any necessary close out expenses

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Change of Directors and Executives, and appointment of a Board that will have sufficient experience of managing and directing a listed entity,

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Change of Company Name

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Change of ASX Code

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Consolidation of existing MBT Shares if required; and

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Capital Raise of funds on the RTO as required by either the Company or to satisfy listing rules of either NASDAQ or ASX and issuance of related common stock

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Change of nature of business and compliance with the market trading rules upon commencement of trading of the new vehicle on the ASX and NASDAQ.

Key Terms of the acquisition

1. Mission shall be responsible for co-ordination and execution of the RTO with the detailed assistance of the existing owners of PLA;

2. Mission shall assist with building an appropriate ASX listed Executive team and Board to support existing PLA management team;

3. Mission shall provide systems, protocols and corporate intellectual property consistent with ASX and Nasdaq best practices;

4. Existing shareholders of Mission shall be issued with such shares in the merged company as equal to 4% of the fully diluted share capital. Based on dilution of the subsequent fund raising at this time MBT can provide no assurances as to its percentage ownership on a post Transaction basis if further capital funds are raised;

5. Playup to cover the RTO costs;

6. At this stage given the conditions precedent, it is targeted that the transaction will be completed in calendar year 2019; and

7. In the event that certain conditions precedents by PLayup are not met, MBT is eligible for a break fee.

The acquisition is subject to conditions precedent by both PLA and Mission namely:
● PLA Successful Completion of the ICO or capital raising, measured by (1) completion by 1 December 2018 and (2) raising aggregate proceeds from either ICO or equity capital raising of US$8m
● The completion of shareholder, ASX and NASDAQ approvals by Mission.

In the event that the transaction is not completed, Mission may be required to re-comply with ASX listing rules in any event.

Regulatory requirements

NOTE: The ASX has expressed concern to MBT regarding the Proposed Transaction and the suitability of the company for listing on the ASX post completion of the transaction. As a result, MBT may be unable to satisfy any of the regulatory requirements of the ASX until ASX’s concerns are first addressed by MBT. MBT will liaise with ASX to address these concerns. As such investors or potential investors should exercise caution.

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the transaction requires security holder approval under the ASX Listing Rules and therefore may not proceed if that approval is not forthcoming;
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MBT is required to re-comply with the ASX’s requirements for admission and quotation and therefore the transaction may not proceed if those requirements are not met;
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ASX has absolute discretion in deciding whether or not to re-admit the entity to the official list and to quote its securities and therefore the transaction may not proceed if ASX exercises that discretion; These include satisfying the ASX that:
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the business is bona fide;
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that it has a structure and operations that are appropriate for a listed entity;
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that it will comply with all applicable legal requirements in Australia and in all jurisdictions where it is proposing to carry on business; and
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that proper disclosure has been made to investors of the risks (including emerging regulatory risks) involved.
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the ASX takes no responsibility for the contents of this announcement;
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MBT is in compliance with its continuous disclosure obligations under Listing Rule 3.1; and
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MBT is required to re-comply with the NASDAQ requirements for admission and quotation and therefore the transaction may not proceed if those requirements are not met.

Shareholder Approval

The acquisition, capital raising (if applicable) and number of other items concerning the transaction are subject to shareholder approval, including approval for a significant change to the nature and scale of Missions activities as per ASX Chapter 11.

A notice of general meeting containing further details of the approvals being sought will be released to shareholders.

The board of directors of MBT is unanimous in its support of the revised corporate strategy and the acquisition of the PLA business operations and each director intends to vote in favour of the resolutions contemplated in respects to their shareholding.

Indicative Timetable

While it is noted above that a series of material conditions precedent to this transaction exist which need to be completed prior to commencement of the formal process, an indicative timetable for completion of the transaction cannot be furnished at this time.

The Company’s securities will continue to be suspended from official quotation on the ASX on until such time that it fully complies with ASX re-admission listing rules including re-compliance with Chapter 1 &2 of the Listing rules. Mission is seeking advice on the requirements of re-listing on NASDAQ.

About PlayUp:

PlayUp Limited is a technology developer as well as a fully operational Fantasy Sports, Sports Betting and Online Gaming ecosystem. PlayUp Limited operates PlayUp.com, ClassicBet, Draftstars, Betting.Club, TopBetta and MadBookie. PlayUp Limited is expected to deliver one of the world's first fully-integrated, blockchain enabled global fantasy sports, online sports betting and gaming ecosystem.

- Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Phone: +61 8 6313 3975
Email: james@missionnewenergy.com